UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  4)


                        CaminoSoft Corp.
_____________________________________________________________________________
                        (Name of Issuer)

                          Common Stock
_____________________________________________________________________________
                 (Title of Class of Securities)

                           133765107
                   __________________________
                         (CUSIP Number)

                              13G
CUSIP No.  133765107
_____________________________________________________________________________
 1. NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.

    Renaissance Capital Growth and Income Fund III, Inc.  75-2533518
_____________________________________________________________________________
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)
    (b)
_____________________________________________________________________________
 3. SEC USE ONLY

_____________________________________________________________________________
 4. CITIZENSHIP OR PLACE OF ORGANIZATION
    Texas
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
 5. SOLE VOTING POWER
    2,803,300
_____________________________________________________________________________
 6. SHARED VOTING POWER
    None
_____________________________________________________________________________
 7. SOLE DISPOSITIVE POWER
    2,803,300
_____________________________________________________________________________
 8. SHARED DISPOSITIVE POWER
    None
_____________________________________________________________________________
 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,803,300
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not applicable
_____________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    35.29%
_____________________________________________________________________________
12. TYPE OF REPORTING PERSON
    IV
_____________________________________________________________________________

ITEM 1.
    (a) Name of Issuer.
        CaminoSoft Corp.                                          ("Company")

    (b) Address of Issuer's principal Executive Offices
        600 N. Hampshire Rd., Suite 105
        Westlake Village, CA 91361

ITEM 2.

    (a) Name of Person Filing
        Renaissance Capital Growth & Income Fund III, Inc.         ("Filer")

    (b) Address of principal Business Office or, if none, Residence 8080 N. Central Expwy., Suite 210, LB 59
        Dallas, TX 75206-1857

    (c) Citizenship
        Texas

    (d) Title of Class of Securities
        Common Stock

    (e) CUSIP Number
        75966V105

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a) ______ Broker or Dealer registered under Section 15 of the Act

    (b) ______ Bank as defined in section 3(a)(6) of the Act

    (c) ______ Insurance Company as defined in section 3(a)(19) of the Act

    (d)    X   Investment Company registered under section 8 of the Investment
        ______ Company Act

    (e) ______ Investment Adviser registered under section 203 of the Investment
               Advisers Act of 1940

    (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see sections 240.13d-1(b)(1)(ii)(F)

    (g) ______ Parent Holding Company, in accordance with sections 240.13d-1(b)
               (ii)(G)(Note: See Item 7)

    (h) ______ Group, in accordance with sections 240.13d-1(b)(1)(ii)(H)

ITEM 4.  Ownership.

    (a)  Amount Beneficially Owned:
         At December 31, 1998, the Filer owned 1,750,000 shares of the Company's common stock and 500,000 warrants to purchase the Company's common stock on or before July 3, 2001. On September 10, 1999, the Filer owned a warrant to purchase 250,000 shares of the Company's common stock on or before September 10, 2002. On February 3, 2000, the Fund exercised this warrant and purchased 250,000 shares of the Company's common stock for $0.50 per share. On February 4, 2000, the Fund purchased 250,000 shares of the Company's common stock at $2.00 per share. On November 17, 2000, Robert C. Pearson assigned 53,300 shares of stock options vesting September 28, 2001 with an exercise price of $3.63 per share with an expiration date of September 28, 2004 to Renaissance Capital Growth & Income Fund III, Inc. Thus, the Filer owns 2,803,300 shares of the Company's common stock on a fully converted basis. The Investment Advisor is Renaissance Capital Group, Inc., which is also Investment Manager for Renaissance US Growth and Income Trust PLC. Renaissance US Growth and Income Trust PLC also owns securities of CaminoSoft Corp.

    (b)  Percent of Class
         35.29%

    (c)  Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote:   2,803,300 shares
          (ii) shared power to vote or to direct the vote:  None
         (iii) sole power to dispose or to direct the disposition of:
               2,803,300 shares
          (iv) shared power to dispose or to direct the disposition of:  None

ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not applicable.

ITEM 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 7, 2000                        /S/
                          ----------------------------------------------------
                                         Signature
                                  Russell Cleveland, President and CEO
                          Renaissance Capital Growth and Income Fund III, Inc.
                          ----------------------------------------------------
                                      Name and Title